02018874

Vf 3/21/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAIL PROCESSING MAR 11 2002 WASH. D.C. 354 SECTION

SEC FILE NUMBER
8-46404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Summit Financial Concepts, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4065 South Fundy Way
(No. and Street)

Aurora	Colorado	80013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles S. Thompson — 303/912-8285
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Neil D. DiLorenzo, CPA, P.C.
(Name — if individual, state last, first, middle name)

6430 S. Quebec Street	Englewood	Colorado	80111-4628
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles S. Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Financial Concepts, Inc., as of December 31, XX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Colorado
County of Arapahoe

[signature]
Signature

President
Title

[signature]
Notary Public
16400 E Quincy Ave
Aurora, Co 80015 My Commission 3/9/2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on the Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT FINANCIAL CONCEPTS, INC.

FINANCIAL STATEMENTS

* * * * *

DECEMBER 31, 2001

CONTENTS

Neil D. DiLorenzo, CPA, P.C.

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Summit Financial Concepts, Inc.

We have audited the accompanying statement of financial condition of Summit Financial Concepts, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and statement of cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Summit Financial Concepts, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year ended December 31, 2001 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on S-1 to S-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Neil D. DiLorenzo, CPA, P.C.

Englewood, Colorado
February 21, 2002

6430 South Quebec Street • Englewood, Colorado 80111-4628 • (303) 796-7645 • Fax (303) 771-7385 • ndilo@aol.com

SUMMIT FINANCIAL CONCEPTS, INC.
Statement of Financial Condition
December 31, 2001

Assets	
Current assets	
Cash	$10,638
Accounts receivable	455
	11,093
Fixed assets	
Computer software	1,987
Furniture	2,128
	4,115
Less: accumulated depreciation	(2,751)
	1,364
	$12,457
Liability and Stockholder's Equity	
Current liabilities	
Accounts payable to officer	$ 66
Payroll taxes payable	1,531
	1,597
Stockholder's equity	
Common stock, $.01 par value; 10,000 shares authorized; 100 shares issued and outstanding at December 31, 2001	1
Additional paid-in capital	6,019
Retained earnings	4,840
	10,860
	$12,457

The accompanying notes are an integral part of these financial statements.

SUMMIT FINANCIAL CONCEPTS, INC.
Statement of Income
For the Year Ended December 31, 2001

Revenues	
Mutual fund commissions	$19,677
Asset management fees	27,731
Dividend income	367
	47,775
Expenses	
Salary to officer	24,000
Rent	2,287
Payroll taxes	1,900
Dues and fees	725
Depreciation and amortization	701
Other general and administrative	3,594
	33,207
Net income	$14,568

The accompanying notes are an integral part of these financial statements.

SUMMIT FINANCIAL CONCEPTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2000	100	$1	$6,019	$9,772	$15,792
Net income for the year ended December 31, 2001				14,568	14,568
Less: distributions to shareholder	—	—	—	(19,500)	(19,500)
Balance at December 31, 2001	100	$1	$6,019	$ 4,840	$10,860

The accompanying notes are an integral part of these financial statements.

SUMMIT FINANCIAL CONCEPTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flow from operating activities:	
Net income	$14,568
Adjustments to reconcile to net cash provided by operating activities:	
Depreciation and amortization	701
Changes in current assets and liabilities:	
Decrease in accounts receivable	466
Increase in accounts payable to officer	51
Increase in payroll taxes payable	16
(Decrease) in accounts payable	(50)
Net cash provided by operating activities	15,752
Cash flow provided by investing activities:	
Decrease in deposit	298
Net cash provided by investing activities	298
Cash flow used by financing activities:	
Distributions to shareholder	(19,500)
Net cash used by financing activities	(19,500)
Net decrease in cash	(3,450)
Cash, beginning of period	14,088
Cash, end of period	$10,638

Supplemental Disclosure of Cash Flow information
Cash paid during the year
Interest – None
Income Taxes - None

The accompanying notes are an integral part of these financial statements.

Note 1: Summary of Significant Accounting Policies

Significant accounting policies are as follows:

a. Business history

Summit Financial Concepts, Inc. (the "Company") was incorporated under the laws of the State of Colorado on July 28, 1993. The Company is registered as a broker-dealer and operates as an investment advisor which provides investment supervisory services and manages investment accounts. The Company has adopted a calendar year end.

b. Fixed assets

Expenditures for fixed assets are capitalized at cost. The provision for depreciation is calculated using the straight-line method based upon estimated useful lives of five to seven years.

c. Organization costs

The Company amortized organization costs over a five year period ending in 1998.

d. Income taxes

The Company has elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code and therefore has not provided for income taxes.

e. Net income per common share

The net income per common share of $146 is computed by dividing the net income by the 100 shares which have been outstanding since inception.

f. Cash equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents provided they are not legally restricted as to withdrawal.

g. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(Continued)

SUMMIT FINANCIAL CONCEPTS, INC.
Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies (Continued)

h. Advertising
The company incurred no advertising costs for the year ended December 31, 2001.

i. Major customers
The company has no major customers of which revenue exceeds ten percent of total revenue for the year ended December 31, 2001.

See Auditor's Report.

SUPPLEMENTARY

FINANCIAL

INFORMATION

SUMMIT FINANCIAL CONCEPTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

NET CAPITAL	
Total stockholder's equity, December 31, 2001	$10,860
Less	
Non-allowable assets	
Accounts receivable	(455)
Fixed assets, net	(1,364)
2% haircut on money-market fund	(183)
Net capital, December 31, 2001	$8,858
AGGREGATE INDEBTEDNESS	
Total liabilities, December 31, 2001	$ 1,597
Aggregate indebtedness, December 31, 2001	$ 1,597
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	$ 5,000
Excess net capital	$ 8,858
Ratio: Aggregate indebtedness to net capital	.18 to 1

The accompanying notes are an integral part of these financial statements.

SUMMIT FINANCIAL CONCEPTS, INC.
Reconciliation of the Computation of Net Capital
Under Rule 15c3-1
December 31, 2001

Net Capital

Net capital as reported in the December 31, 2001 Part II A (Unaudited) FOCUS Report	$8,858
Net capital as reported herein	$8,858

Aggregate Indebtedness

Aggregate indebtedness as reported in the December 31, 2001 Part II A FOCUS Report and as reported herein	$ 1,597
Aggregate indebtedness as reported herein	$ 1,597

The accompanying notes are an integral part of these financial statements.

Neil D. DiLorenzo, CPA, P.C.
Certified Public Accountants

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Summit Financial Concepts, Inc.

In planning and performing our audit of the financial statements of Summit Financial Concepts, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Summit Financial Concepts, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions related to customer securities. No facts came to our attention indicating that such exemptive conditions had not been complied with during the period under examination.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

6430 South Quebec Street • Englewood, Colorado 80111-4628 • (303) 796-7645 • Fax (303) 771-7385 • ndilo@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Neil D. DiLorenzo, CPA, P.C.

Neil D. DiLorenzo, CPA, P.C.

Englewood, Colorado
February 21, 2002